UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

696077403

(CUSIP Number)

March 1, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 696077403	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS
Great Point Partners, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
37-1475292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
3,250,000[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
3,250,000[1]

[1]

Consists of 1,060,655 shares owned by Biomedical Value Fund, LP (“BVF”), 611,644 shares owned by Biomedical Offshore Value Fund, Ltd. (“BOVF”), 393,303 shares owned by Biomedical Institutional Value Fund, LP (“BIVF”), 530,328 shares owned by Lyrical Multi-Manager Fund, LP (“Lyrical”), 530,328 shares owned by Class D Series of GEF-PS, LP (“GEF-PS”), 17,678 shares owned by David J. Morrison (“Morrison”) and 106,064 shares owned by WS Investments III, LLC (“WS”). Does not include 92,231 shares underlying Series A Warrants held by BVF, 53,186 shares underlying Series A Warrants held by BOVF, 34,200 shares underlying Series A Warrants held by BIVF, 46,116 shares underlying Series A Warrants held by Lyrical, 46,116 shares underlying Series A Warrants held by GEF-PS, 1,537 shares underlying Series A Warrants held by Morrison and 9,223 shares underlying Series A Warrants held by WS. The provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. Does not include shares underlying Series B Warrants of the Issuer, which are not exercisable until one year and one day from the date of their issuance. The provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of the Ownership Cap.

CUSIP No. 696077403	13G	Page 3 of 12 Pages

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,250,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.33%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
OO

[2]	Based on a total of 34,854,028 shares outstanding, as reported in the Issuer’s prospectus filed under Rule 424(b)(4) under the Securities Act of 1933 on February 24, 2011.

CUSIP No. 696077403	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS
Dr. Jeffrey R. Jay, M.D.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
3,250,000[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
3,250,000[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,250,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.33%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 696077403	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS
Mr. David Kroin
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
3,250,000[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER

3,250,000[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,250,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.33%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 696077403	13G	Page 6 of 12 Pages

Item 1.

	(a)	Name of Issuer

Palatin Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

4C Cedar Brook Drive, Cranbury, NJ 08512

Item 2.
	(a)	Name of Person Filing

Great Point Partners, LLC Dr. Jeffrey R. Jay, M.D. Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated March 9, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

696077403

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 696077403	13G	Page 7 of 12 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 1,060,655 shares of Common Stock (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares. In addition, BVF is the record owner of Series A Warrants to purchase 92,231 shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 611,644 shares of Common Stock (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares. In addition, BOVF is the record owner of Series A Warrants to purchase 53,186 shares.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of 393,303 shares of Common Stock (the “BIVF Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares. In addition, BIVF is the record owner of Series A Warrants to purchase 34,200 shares.

Lyrical Multi-Manager Fund, LP (“Lyrical”) is the record owner of 530,328 shares of Common Stock (the “Lyrical Shares”). Great Point is the investment manager of Lyrical, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Shares. In addition, Lyrical is the record owner of Series A Warrants to purchase 46,116 shares.

Class D Series of GEF-PS, LP (“GEF-PS”) is the record owner of 530,328 shares of Common Stock (the “GEF-PS Shares”). Great Point is the investment manager of GEF-PS, and by virtue of such status may be deemed to be the beneficial owner of the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares, and therefore may be deemed to be the beneficial owner of the GEF-PS Shares. In addition, GEF-PS is the record owner of Series A Warrants to purchase 46,116 shares.

CUSIP No. 696077403	13G	Page 8 of 12 Pages

David J. Morrison (“Morrison”) is the record owner of 17,678 shares of Common Stock (the “Morrison Shares”). Great Point is the investment manager with respect to the Morrison Shares, and by virtue of such status may be deemed to be the beneficial owner of the Morrison Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Morrison Shares, and therefore may be deemed to be the beneficial owner of the Morrison Shares. In addition, Morrison is the record owner of Series A Warrants to purchase 1,537 shares.

WS Investments III, LLC (“WS”) is the record owner of 106,064 shares of Common Stock (the “WS Shares”). Great Point is the investment manager with respect to the WS Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares, and therefore may be deemed to be the beneficial owner of the WS Shares. In addition, WS is the record owner of Series A Warrants to purchase 9,223 shares.

The provisions of the warrants described above restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the BIVF Shares, the Lyrical Shares, the GEF-PS Shares, the Morrison Shares, the WS Shares and the shares underlying the warrants described above, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 3,250,000[3]

[3]

Consists of 1,060,655 shares owned by Biomedical Value Fund, LP (“BVF”), 611,644 shares owned by Biomedical Offshore Value Fund, Ltd. (“BOVF”), 393,303 shares owned by Biomedical Institutional Value Fund, LP (“BIVF”), 530,328 shares owned by Lyrical Multi-Manager Fund, LP (“Lyrical”), 530,328 shares owned by Class D Series of GEF-PS, LP (“GEF-PS”), 17,678 shares owned by David J. Morrison (“Morrison”) and shares owned by WS Investments III, LLC (“WS”). Does not include 92,231 shares underlying Series A Warrants held by BVF, 53,186 shares underlying Series A Warrants held by BOVF, 34,200 shares underlying Series A Warrants held by BIVF, 46,116 shares underlying Series A Warrants held by Lyrical, 46,116 shares underlying Series A Warrants held by GEF-PS, 1,537 shares underlying Series A Warrants held by Morrison and 9,223 shares underlying Series A Warrants held by WS. The provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. Does not include shares underlying Series B Warrants of the Issuer, which are not exercisable until one year and one day from the date of their issuance. The provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of the Ownership Cap.

CUSIP No. 696077403	13G	Page 9 of 12 Pages

(b)	Percent of class: 9.33%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: - 0 -

	(ii)	Shared power to vote or to direct the vote: 3,250,000[3]

	(iii)	Sole power to dispose or to direct the disposition of: - 0 -.

	(iv)	Shared power to dispose or to direct the disposition of: 3,250,000[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 3,250,000[3]

(b)	Percent of class: 9.33%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 3,250,000[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 3,250,000[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 3,250,000[3]

(b)	Percent of class: 9.33%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 3,250,000[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 3,250,000[3]

Item 5.	Ownership of Five Percent or Less of a Class

                     If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

[4]	Based on a total of 34,854,028 shares outstanding, as reported in the Issuer’s prospectus filed under Rule 424(b)(4) under the Securities Act of 1933 on February 24, 2011.

CUSIP No. 696077403	13G	Page 10 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 696077403	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2011

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D., as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 9, 2011

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D., as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN